Exhibit 99.1

PainReform Welcomes Successful Healthcare and Capital Markets Executive

Dr. Ellen Baron to Board of Directors

HERZLIYA, Israel – November 11, 2020 – PainReform Ltd. (NasdaqCM: PRFX) (“PainReform” or the “Company”), a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics, welcomes Dr. Ellen Baron as a member of the Company’s Board of Directors following its recent initial public offering.

Dr. Ellen Baron has been a Managing Director at Outcome Capital LLC, a specialized life science and technology strategic advisory and investment banking firm, since February 2017, serving as global head of the Biopharmaceutical practice. From 2012-2017, she served as a Managing Director of Healthios Capital Markets, LLC. Before joining Healthios, Dr. Baron served as Lifescience Venture Capital Partner at Oxford Bioscience Partners and as Senior Vice President, Business Development at Human Genome Sciences, a publicly traded biopharmaceutical company. Dr. Baron previously spent 20 years at Schering-Plough Corporation in both research and development, as well as business development. Dr. Baron currently serves on the Board of Directors of Tetragenetics Inc., a biotech company, Sixth Element Capital, UK-based oncology focused venture capital fund, and SFH, a Maine-based nutraceutical company. Dr. Baron holds a Ph.D. in Microbiology from Georgetown University School of Medicine, a post-doctorate at the Public Health Research Institute in New York and a bachelor’s degree from Goucher College.

Dr. Ehud Geller, Chairman of the Board, commented, “I am pleased to welcome Dr. Ellen Baron to our board, as she brings extensive experience and a successful track record in both the healthcare industry and capital markets. Ellen has proven value as a strategic advisor with exceptional business acumen and interpersonal skills, deep healthcare industry expertise and relationships, and financial acumen. She has been instrumental in financing life science companies and has deep domain expertise across multiple disciplines in the pharmaceutical and biotechnology industries. In addition, her clinical expertise and background in business development will be important as we advance our planned Phase 3 trial, plan our commercialization activities and seek out potential strategic partners. We remain highly encouraged by the outlook for the business and look forward to her contributions as we execute on our mission to bring PRF-110 to market, which we believe has the potential to become standard of care within the multi-billion dollar post-operative pain market.”

About PainReform

PainReform is a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics. PRF-110, the Company’s lead product, is based on the local anesthetic ropivacaine, targeting the post-operative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended post-operative analgesia. The Company’s proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates.

Notice Regarding Forward-Looking Statements

This press release contains certain forward-looking statements, including statements with regard to PainReform’s proposed clinical trials. Words such as “expects,” “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that the clinical trials discussed above will be successfully completed. Completion of the proposed clinical trials are subject to numerous factors, many of which are beyond the control of the Company, including, without limitation, failure of the clinical trials, and the risk factors and other matters set forth in the Company’s recent prospectus included in the registration statement, in the form last filed with the SEC. PainReform undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Contact:

Crescendo Communications, LLC

Tel: 212-671-1021

Email: prfx@crescendo-ir.com